1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law

Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

September 30, 2010

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               SEI Institutional Investments Trust PRE-14A Filing

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on Thursday, September 10, 2010, regarding the preliminary proxy materials filed on September 2, 2010, and affecting the SIIT U.S. Managed Volatility Fund (the “Fund”).  Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.              Please revise the Letter to Shareholders that precedes the Proxy Statement to clarify that SEI Investments Management Corporation currently acts as investment adviser to the Fund.

Response.              In response to your comment, we have revised the first two sentences of the second paragraph of the Letter to Shareholders to read as follows: “SEI Investments Management Corporation (“SIMC”) currently acts as investment adviser to the Fund.  At the Meeting, the Fund’s shareholders will be asked to approve a sub-advisory agreement between SIMC and LSV Asset Management (“LSV”) with respect to the Fund.”

2.                                      Comment.              Please disclose whether the Board considered or relied on comparisons of other sub-advisory contracts as part of its review and approval process for the new sub-advisory agreement.  If this information is already disclosed in the Proxy Statement, please indicate the location of such disclosure.

Response.              Under the “Cost of Services” paragraph in the “Matters Considered by the Board” section of the Proxy Statement, we state the following: “The Board reviewed the proposed sub-advisory fee to be paid by SIMC to LSV with respect to the Fund.  The Board reviewed the information provided by LSV with respect to the investment advisory fee charged to their other clients for similar services. The Board also reviewed the information provided by SIMC with respect to the sub-advisory fees paid to other sub-advisers to the Fund for similar services.”

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien